Exhibit 99.3

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Silicom Ltd.:

We consent to the incorporation by reference in the registration statements (No. 333-149144, No. 333-185230 and No. 333-193034) on Form S-8 and the registration statement (No. 333-194813) on Form F-3 of Silicom Ltd. of our report dated March 15, 2017, with respect to the consolidated balance sheets of Silicom Ltd. and its subsidiaries as of December 31, 2015 and 2016, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2016, and the effectiveness of internal control over financial reporting as of December 31, 2016, which report appears in the Form 6-K of Silicom Ltd. dated March 28, 2017.

/s/ Somekh Chaikin
Somekh Chaikin
Certified Public Accountants (Israel)
A member firm of KPMG International
Tel Aviv, Israel
March 28, 2017